UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2013.

Commission File Number 000-30628

ALVARION LTD.
(Translation of registrant’s name into English)

15 Hamelacha St.
Rosh Haayin, Israel 4809136
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (SEC FILE NO. 333-189278) AND S-8 (SEC FILE NOS. 333-12586, 333-13786, 333-14142, 333-83914, 333-104070, 333-121229, 333-138717, 333-148316, 333-161004 AND 333-167057), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.
Alvarion Ltd. (the “Registrant”) Notice and Proxy Statement for 2013 Annual General Meeting of Shareholders, dated July 2, 2013, being provided to the shareholders of the Registrant in connection with the foregoing shareholders meeting, which is scheduled to be held on August 1, 2013 (the “Meeting”), annexed as Exhibit 99.1 hereto, together with the following appendices thereto:

 (a) Appendix A – Compensation Policy of the Registrant, attached as Exhibit 99.1(a) hereto; and

(b) Appendix B – Text of amendment to Article 6.1 of the Articles of Association of the Registrant, attached as Exhibit 99.1(b) hereto.

2.	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: July 2, 2013	By:	/s/ Avi Stern
Name: Avi Stern
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Notice and Proxy Statement, dated July 2, 2013, in connection with the 2013 Annual General Meeting of Shareholders of the Registrant scheduled to be held on August 1, 2013
99.1(a)	Appendix A to Proxy Statement – Compensation Policy of the Registrant
99.1(b)	Appendix B to Proxy Statement – Text of amendment to Article 6.1 of the Articles of Association of the Registrant
99.2	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Registrant’s 2013 Annual General Meeting of Shareholders to be held on August 1, 2013